Exhibit 99.1

January 16, 2023

KAZIA RAISES A$4.5 MILLION TO PROGRESS R&D PROGRAMS

Sydney, January 16, 2023 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce a placement of KZA shares, to institutional and sophisticated investors in Australia, at a price of A$0.11 per share. The placement will raise A$4.5 million (exclusive of costs).

Placement

The Placement to professional and sophisticated investors consists of an:

•	A$2,792,572 unconditional institutional placement of 25,387,018 New Shares, representing approximately 16% of the total shares of Kazia on issue prior to the issue of the New Shares; and

•	A$1,707,428 institutional placement of 15,522,075 New Shares, conditional on Kazia shareholder approval for the purposes of ASX Listing Rule 7.1.

The price of both the Unconditional Placement and the Conditional Placement will be A$0.11 which represents a 13% premium to the 15-day volume-weighted average price (VWAP) on the Australian Securities Exchange (ASX) up to and including 11 January 2023 of A$0.097.

New Shares to be issued under the Unconditional Placement will be issued without shareholder approval under the Company’s existing placement capacity under ASX Listing Rules 7.1. Settlement and issuance of shares is expected to occur on or around January 16, 2023, with quotation expected on January 17, 2023 in Australia. The New Shares will rank equally with the Company’s existing shares on issue.

An Extraordinary General Meeting (EGM) is expected to be held on 24 February 2023 to seek approval for the issuance of New Shares under the Conditional Placement. Kazia will provide eligible shareholders with a notice of meeting and explanatory materials over the coming days.

The Placement was not underwritten.

Funding will be used to drive Kazia’s clinical program toward several critical inflection points, including the final data read out on the paxalisib GBM AGILE study.

[ENDS]

This announcement may include forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” expect,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding the placement of shares and the company’s plans with respect to the proceeds from the placement. These forward-looking statements are based on Kazia’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Kazia, which could cause actual results to differ materially from such statements. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on Form 20-F with the Securities and Exchange Commission (SEC), and in other filings with the SEC. Kazia makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to U.S. persons (as defined in Rule 902 under the Securities Act of 1933, as amended (the Securities Act)), or for the account or benefit of U.S. persons. The securities referred to in this announcement have not been registered under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. Accordingly, such securities may not be offered or sold, directly or indirectly, in the United States or to any U.S. persons or to any person acting for the account or benefit of a U.S. person, except in transactions (i) registered under the Securities Act or (ii) exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.